January 29, 2010

Via EDGAR and FedEx
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-7010

Mail Stop 3561

Re:	NeoStem, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed January 19, 2010 File No. 333-163741

Ladies and Gentlemen:

On behalf of NeoStem, Inc. (the "Company"), we are responding to the comments contained in the letter, dated January 29, 2010 (the "Comment Letter"), from John Reynolds, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Amendment No. 1 to the Company's Registration Statement on Form S-1/A (Registration No. 333-163741) (the "Registration Statement").  To facilitate your review of our response, the pages of the Registration Statement that require revision ("Marked Pages"), marked to show the revisions that are responsive to the Comment Letter, are submitted with this letter in the Amendment No. 2 that is enclosed herewith.

For ease of reference, set forth in bold below is the comment to Amendment No. 1 to the Registration Statement, as reflected in the Comment Letter.  The Company’s response is set forth below the comment.

The Company has authorized this firm to respond to the Comment Letter as follows:

General

1.
We note your response to comment one of our letter dated January 12, 2010 and we reissue our comment.  You state that the common stock for which the registration statement, File No. 333-140512, covered the resale was purchased by the selling shareholder longer than three year ago.  We note, however, that the resale registration statement itself was dated within three years.  Please explain why you believe you are eligible to incorporate by reference or revise.

Response:
The Pre-Effective Amendment No. 2 to the Registration Statement that is being filed contemporaneously with this response now includes all of the disclosure and other text that was incorporated by reference in the Registration Statement.  The disclosure, as well as removal of references to incorporation by reference, are reflected in the markup that is submitted with this response on pages i; 40-42; 50-51; 83-88; 93-95; 99; 100; and 114.

Unaudited Proforma Condensed Combined Financial Statements, page F-2

2.
We note from your response to comment five of our letter dated January 12, 2010, that you estimated the fair value of the preferred shares based on the value of the underlying NeoStem Common Stock into which the preferred shares may be converted using a common stock conversion factor of 0.9.  Please tell us and disclose the basis for this conversion factor of 0.9 in estimating the fair value of the preferred shares and describe how the conversion factor captures the rights and privileges related to the preferred shares (e.g. redemption feature, accrued dividends, liquidation preference, etc.). In additional, disclose that your estimate of fair value of the preferred shares I preliminary.

Response:  We would like to clarify our calculation and response to your earlier comment. The ..9 conversion factor we used in our previous response is the $0.90 conversion price of the Series C Preferred Shares to NeoStem Common Stock. See the revised analysis below:

Number of Preferred Shares	8,177,512

Per share Conversion price for Series C Convertible Preferred Stock to NeoStem Common Stock	$0.90

Common Stock Equivalents of Series C Convertible Preferred Stock	9,086,124

Closing Price of NeoStem Common Stock October 30, 2009	$1.90
Preliminary Fair Value of Series C Convertible Preferred Stock	$17,263,636

The Pre-Effective Amendment No. 2 to the Registration Statement that is being filed contemporaneously with this response includes disclosure of the calculation of the estimated value of the Convertible Preferred Shares and that the fair value used in the proforma financial statements is preliminary and that the actual value will be determined using the services of outside financial consultants, as a part of the overall valuation being conducted in connection with the recent merger, to insure that the value of all rights and privileges are taken into consideration in determining the value of the preferred stock and the final determination thereafter will be disclosed in our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009.

This disclosure is reflected in the markup that is submitted with this response on page F-7.

3.
It appears from your response to comment 13 of our letter dated January 12, 2010, that you measured the beneficial conversion feature as the difference between the estimated fair value of the Series C Convertible Preferred Shares and the liquidation preference of the Series C Convertible Preferred Shares.  Please explain to us how this measurement complies with the provisions of FASB ASC 470-20-30, whereby the beneficial conversion feature represents the intrinsic value, defined as the difference between the conversion price and the fair value of the common stock into which the preferred stock is convertible multiplied by the number of shares into which the security is convertible.

Response:  We have revised our estimate of the value of the beneficial conversion feature as follows:

Fair Value of NeoStem Common Stock @ 10/30/2009	$1.90
Conversion Price of NeoStem Preferred Shares	0.90
Intrinsic Value of Beneficial Conversion	$1.00
Common Stock Equivalents of Series C Preferred	9,086,124
Estimated total value of the Beneficial Conversion Feature related to the Preferred Shares	$9,086,124

The Pre-Effective Amendment No. 2 to the Registration Statement that is being filed contemporaneously with this response includes this disclosure, which is reflected in the markup that is submitted with this response on page F-7.

4.
Please disclose the amount of the beneficial conversion feature related to the issuance of Series C Convertible Preferred Shares, the impact it will have on your net income/(loss) available to common shareholders and earnings/(loss) per share, and the reasons why you excluded presentation of the beneficial conversion feature from your pro forma statements of operations.

Response:  The Pre-Effective Amendment No. 2 to the Registration Statement that is being filed contemporaneously with this response  includes disclosure of the impact the beneficial conversion feature will have on the proforma net income/(loss) and our proforma earnings per share in our footnote (a) of the proforma financial statements.  With regard to accounting for the value of the beneficial conversion feature of this preferred stock we have taken into consideration the guidance provided by ASC 470-20-35-1 and have concluded that the value of the beneficial conversion feature should be accounted for as a dividend immediately upon issuance because the preferred shareholders are not required to hold the preferred shares for a minimum period of time before they can convert. We are also including, as Schedule A to this response, a summary of the material terms and conditions of the Series C Convertible Preferred Stock and relevant portions of ASC 470-20-35-1 to support our position. In accordance with Regulations S-X Article 11 Rule 11-02(a)(5), we will not reflect the immediate recognition of the dividend in the proforma financial statements, since this would be considered a one-time event and therefore should not be included in our proforma statement of operations. The pertinent part of this rule states the following:

The presentation requirements for the pro forma condensed statement of income, as described by Rule 11-02(a)(5), are designed to elicit disclosures that clearly distinguish between the one-time impact and the ongoing impact of the transaction. The pro forma condensed income statement should show the impact of the transaction on income from continuing operations of the registrant. Therefore, any discontinued operations, extraordinary items, and the cumulative effects of accounting changes should not be reflected in the condensed historical financial statements used as the starting point for the pro forma presentation. Also, material nonrecurring charges or credits, and related tax effects, that result directly from the transaction and that will affect the income statement during the next 12 months also should not be reflected in the pro forma condensed income statement, but they should be separately disclosed with a clear indication that such charges or credits were not considered in the pro forma condensed income statement. Thus, the “bottom line” of the pro forma column of the condensed income statement will be “income (loss) from continuing operations before nonrecurring charges or credits directly attributable to the transaction.” If the transaction for which the pro forma financial information is presented relates to a disposition of a business, the pro forma condensed income statement should reflect the disposition in appropriate captions.

Since recognition of this dividend would be a one-time event it should not be included in our proforma statement of operations. We will also disclose in our footnote the impact of this non-recurring event on proforma results of operations and its impact on proforma earnings per share. We will also modify our captions on our proforma statements of operations to include the language “income (loss) from continuing operations before nonrecurring charges or credits directly attributable to the transaction.”

This disclosure is reflected in the markup that is submitted with this response on pages F-2, F-3, F-4, F-7 and page 31.

5.	We note in adjustment (b) on page F-7 that you recorded dividends on the shares of Series C Convertible Stock for 5%. Please disclose the base upon which the 5% annual dividend is recorded.

Response:  The Pre-Effective Amendment No. 2 to the Registration Statement that is being filed contemporaneously with this response includes in our footnote (b) the following disclosure of the base upon which the 5% annual dividend is recorded.

“The 5% dividend was determined by multiplying the initial value of the preferred shares ($1 per preferred share or $8,177,512) by 5%. The agreed stated value of $1 does not change over time.”

This disclosure is reflected in the markup that is submitted with this response in footnote (b) on page F-7.

This will confirm that the Company understands that the Company and its management are responsible for the accuracy and adequacy of the disclosures they have made.  Furthermore, notwithstanding the Commission’s comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it will furnish a letter, at the time of such request, acknowledging that:

•           the Company is aware of is respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement;
•           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•           the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please feel free to call me at (212) 398-1207 or Andy Smith at (646) 810-2180.

Sincerely,

/s/Gregory Sichenzia
Gregory Sichenzia

cc:  Catherine M. Vaczy, Esq.

Schedule A

A summary of the material terms and conditions of the Series C Preferred Stock are as follows:

1)
The holders of shares of Series C Preferred Stock shall be entitled to receive an annual dividend of 5% of the Agreed Stated Value, $1.00 per share, payable annually on the first day of January. Payment of the annual dividend may be either in cash or in kind as determined by the NeoStem Board of Directors. The annual dividend shall be cumulative and shall begin to accrue on outstanding shares of Series C Preferred Stock from and after the date of issuance.

2)
In the event of a liquidation of NeoStem or another similar event, after payment or provision for payment of debts and other liabilities of NeoStem, the holders of the Series C Preferred Stock then outstanding shall be entitled to be paid out of the assets of NeoStem available for distribution to its stockholders, before and in preference to any payment or declaration and setting apart for payment of any amount shall be made in respect of any junior stock, an amount equal to $1.125 per share plus an amount equal to all accrued dividends unpaid thereon, whether or not declared. All shares of Series C Preferred Stock shall rank as to payment upon the occurrence of any liquidation event senior to the NeoStem Common Stock and, unless the terms of such other series shall provide otherwise, senior to all other series of the NeoStem Preferred Stock.

3)
Each share of the Series C Preferred Stock shall be convertible, at the option of the holder thereof, without the payment of additional consideration, into such number of fully paid and non-assessable shares of the NeoStem Common Stock equal to the quotient obtained by dividing $1.00 per share plus all accrued dividends unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, by $0.90, the conversion price, subject to adjustment.

4)
Beginning any time after the date of issuance of the Series C Preferred Stock, if the closing price of the sale of shares of NeoStem Common Stock on the NYSE Amex (or NeoStem’s principal securities exchange, if other than the NYSE Amex) exceed $2.50 per share, subject to adjustment, for a period of 20 out of 30 consecutive trading days, and if the dollar value of the trading volume of the NeoStem Common Stock for each day during such 20 out of 30 consecutive trading days equals or exceeds $250,000, NeoStem may require the holders of Series C Preferred Stock to convert such stock to NeoStem Common Stock, on ten days notice, based on the conversion price.

5)
Prior to the seventh anniversary of issuance of the Series C Preferred Stock, NeoStem may at the option of the NeoStem Board of Directors and after giving the holders of shares Series C Preferred Stock an opportunity to convert all their shares of Series C Preferred Stock into shares of NeoStem Common Stock, redeem in whole, but not in part, all the shares of Series C Preferred Stock then outstanding by paying in cash, for each share, an amount equal to the sum of the agreed stated value and all accrued but unpaid annual dividends. At any time following the seventh anniversary of the issuance of the Series C Preferred Stock, following the written request of the holders of not less than a majority of the shares Series C Preferred Stock then outstanding, NeoStem shall redeem all of the shares of Series C Preferred Stock (or, if less, the maximum amount it may lawfully redeem) by paying in cash, for each share, an amount equal to the sum of the agreed stated value and all accrued but unpaid annual dividends on such share.

With regard to accounting for the value of the beneficial conversion feature of this preferred stock we have taken into consideration the guidance provided by ASC 470-20-35 and have concluded that the value of the beneficial conversion feature should be accounted for as a dividend immediately upon issuance because the preferred shareholders are not required to hold the preferred shares for a minimum period of time before they can convert. Specifically the relevant portions of ASC 470-20-35 are as follows:

35-7   Any discount recognized by the allocation of proceeds to a beneficial conversion feature under paragraph 470-20-25-5 shall be accounted for as follows:

a. Instruments having a stated redemption date. If a convertible instrument has a stated redemption date (such as debt and mandatorily redeemable preferred stock), that discount shall be accreted from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs.

1.  For convertible preferred securities, that discount (which is analogous to a dividend) shall be recognized as a return to the preferred shareholders over the minimum period from the date of issuance to the date at which the preferred shareholders can realize that return (that is, through the date of earliest conversion) using the effective yield method. For those preferred securities that are convertible at the date of issuance, the discount would be fully amortized through retained earnings at the date of issuance.